

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2023

Robert Steele
Chief Executive Officer
THUMZUP MEDIA Corp
11845 W. Olympic Blvd
Suite 1100W #13
Los Angeles, CA 90064

      Re: THUMZUP MEDIA Corp
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed March 31, 2023
          File No. 333-255624

Dear Robert Steele:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Jack Fattal